Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of MDwerks, Inc.:

We consent to the incorporation by reference in the Form 10-12g amendment No. 1 of MDwerks, Inc. as to our report dated June 23, 2021 with respect to the Balance Sheets of MDwerks, Inc. as of December 31, 2020 and 2019 and the related Statements of Operations, Statement of Shareholders’ Deficit and Statement of Cash Flows for the period then ended. Our report dated June 23, 2021, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

/s/ TAAD LLP

Diamond Bar, California

August 6, 2021